Exhibit 1

18 October 2024

British American Tobacco p.l.c. (“BAT”)

Canada - CCAA Update

In March 2019, Imperial Tobacco Canada Limited (ITCAN), a subsidiary of BAT, obtained creditor protection under the Canadian Companies’ Creditors Arrangement Act (CCAA). Under a confidential court supervised mediation process ITCAN has since been negotiating a possible settlement of all of its outstanding tobacco litigation in Canada while continuing to run ITCAN’s business in the normal course.

BAT now notes the court-appointed mediator’s and monitor’s plan of compromise and arrangement, which has been filed in the Ontario Superior Court of Justice.
In response to the filing of such plan, BAT’s Canadian subsidiary, ITCAN, stated “Today marks an important step towards a potential settlement. Since filing for CCAA protection in 2019, ITCAN has been working in good faith under the direction of the mediator to resolve all tobacco litigation in Canada.

“The plan resolves all Canadian tobacco litigation and provides a full and comprehensive release to Imperial, BAT and all related entities for all tobacco claims. This settlement will be funded by the cash on hand and the cash generated from the future sale of tobacco products in Canada while at the same time maximizing recovery for the creditors. It also allows the Canadian tobacco companies to continue operating as a going concern for the benefit of all stakeholders.

“ITCAN is supportive of the settlement framework and structure in the mediator’s and monitor’s plan of arrangement and the progress that has been made, and we remain hopeful that a comprehensive settlement can be achieved quickly. We look forward to working towards a final agreement that is in the best interests of all stakeholders, including the claimants, and bringing this process to a successful conclusion.”

A BAT spokesperson said “Today marks a positive step towards finding a resolution. This has been a complex, confidential mediation and, like our Canadian colleagues, we are hopeful of a quick conclusion to this process and securing a Canadian settlement for the benefit of all stakeholders.”

Notes to Editors
CCAA is the Companies’ Creditors Arrangement Act, and it refers to the Canadian Federal Act that allows corporations the opportunity to restructure their affairs. An organisation that files for court protection under CCAA continues to operate and maintain business that is “in the ordinary course” or business as usual.

FTI Consulting Canada Inc. is serving as the Court-appointed Monitor of Imperial Tobacco Canada. Additional information regarding Imperial Tobacco Canada's CCAA proceedings will be available on the Monitor's website at http://cfcanada.fticonsulting.com/imperialtobacco/.

ENDS

Enquiries

Media Centre
+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com

About BAT

BAT is a leading, multi-category consumer goods business. Our purpose is to create A Better Tomorrow™ by Building a Smokeless World. This commitment is demonstrated by our ambition to have 50 million consumers of our smokeless products by 2030.

BAT employs over 46,000 people and, in 2023, the BAT Group generated revenue of £27.28 billion, with an adjusted profit from operations of £12.46 billion.

BAT currently has 26.4 million consumers of its smokeless brands, which accounted for 17.9% of Group revenue in the first half of 2024. We are committed to becoming a predominantly smokeless business and have been clear on our ambition that 50% of our revenue will come from smokeless products by 2035.

The company’s Strategic Portfolio is made up of its global cigarette brands and a growing range of smokeless nicotine and tobacco products. These include our Vapour brand Vuse; our Heated Product brand glo; and Velo our Modern Oral (nicotine pouch) brand. These New Category products have delivered more than £3 billion in annual revenue since their introduction a decade ago.

The company continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. While addictive and not risk free, to help Build a Smokeless World, BAT encourages those who would otherwise continue to smoke to switch completely to our smokeless alternatives.

We are also reducing our use of natural resources, improving livelihoods, and delivering on our climate goals to be Net Zero across our value chain by 2050.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our expectations of a comprehensive settlement, our customer target ambition, New Categories revenue targets and our ESG targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and "Group Principal Risks", including the risk that product liability, regulatory or other significant cases (including investigations) may be lost or settled resulting in a material loss or other consequence, in the 2023 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.